                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2007

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-128225 and Form S-8 Registration Statements
File Nos. 333-12014 and 333-123321.

                        MER Telemanagement Solutions Ltd.

6-K Items

1.   Press release re MTS Selected as Convergent Billing and IPTV BSS Supplier,
     dated January 16, 2007.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                               (Registrant)

                                               By: /s/ Eytan Bar
                                               -----------------
                                               Eytan Bar
                                               President and
                                               Chief Executive Officer

Date: January 16, 2007

            MTS SELECTED AS CONVERGENT BILLING AND IPTV BSS SUPPLIER

     - MAJOR NEXT GENERATION TELECOMMUNICATIONS NETWORK SOLUTIONS SUPPLIER
  SIGNS CONTRACT FOR MTS TO SUPPLY CONVERGENT BILLING AND IPTV BSS SOLUTIONS -

RA'ANANA, ISRAEL, FAIR LAWN, NEW JERSEY - JANUARY 16, 2007 - MTS - MER
TELEMANAGEMENT SOLUTIONS LTD. (NASDAQ CAPITAL MARKET: MTSL), a global provider of operations support systems (OSS) and customer care and billing (CC&B)
solutions, today announced that a major next generation telecommunications network solutions supplier has selected MTS as a qualified partner to supply convergent billing solutions to their customers as well as supply the business support solution (BSS) for their Internet Protocol TV (IPTV) infrastructure.

The MTS convergent billing platform enables service providers and carriers to capitalize on their investments by offering attractive pricing schemes for bundled packages and issue a single bill. The MTS solution, with its friendly web-based user interface, supports rapid product rollout.

The MTS IPTV BSS supports rating and charging of IPTV services based on the specific attributes of the service, allowing the rapid roll-out & trial of new
Broadcast, Video on Demand and Pay-Per-View services. Furthermore, the solution also supports partnership revenue settlement which is a necessity for users to be able to capitalize on focused advertising opportunities. The platform supports both prepaid as well as postpaid business modules, with a powerful and flexible Rating and Charging Engine for IPTV specific rating methods, such as various sized packages and bundled services. A comprehensive customer self-care facility is included that can be accessed via the web, interactive voice response (IVR), or an IPTV set-top box (STB).

Mr. Eytan Bar, President and CEO of MTS commented: "The selection of our IPTV billing solution by this major telecommunications network solutions supplier, follows the use of the solution by a large IPTV operator. The IPTV market is growing and this relationship will greatly increase our market exposure".

MTS' billing solutions are competitively priced and can be installed as part of a converged solution or as a standalone module.

ABOUT MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems used by information and telecommunication service providers. MTS' TEM solutions assist and empower thousands of enterprises and organizations to make smarter choices with their telecom dollars at each stage of the service lifecycle including, allocation of cost, proactive budget control, fraud detection, processing of payments, forecasting spending, and more. Our solutions support our clients on an ongoing basis with both sophisticated software applications and a variety of managed services relationship models.

MTS' converged solutions for Information and Telecommunication Service Providers
are successfully implemented worldwide by wireless, VoIP, IPTV, and content service providers. Our converged solutions include charging and invoicing customers, interconnect billing, and partner revenue management using pre-pay and post-pay schemes. MTS pre-configured solutions are easily implemented and are sold at competitive prices.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, Holland, and Brazil, and through
OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS' shares are traded on the NASDAQ Capital Market (symbol MTSL).

For more information please visit the MTS web site: www.mtsint.com

CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS
THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO,
RISKS IN PRODUCT DEVELOPMENT PLANS AND SCHEDULES, RAPID TECHNOLOGICAL CHANGE,
CHANGES AND DELAYS IN PRODUCT APPROVAL AND INTRODUCTION, CUSTOMER ACCEPTANCE OF
NEW PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, MARKET ACCEPTANCE,
THE LENGTHY SALES CYCLE, PROPRIETARY RIGHTS OF THE COMPANY AND ITS COMPETITORS,
RISK OF OPERATIONS IN ISRAEL, GOVERNMENT REGULATIONS, DEPENDENCE ON THIRD
PARTIES TO MANUFACTURE PRODUCTS, GENERAL ECONOMIC CONDITIONS AND OTHER RISK
FACTORS DETAILED IN THE COMPANY'S FILINGS WITH THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Shlomi Hagai
Corporate COO & CFO
Tel: +972-9-762-1733
Email: shlomi.hagai@mtsint.com